Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

May 11, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed April 17, 2015
File No. 333-193211

Dear Mr. Reynolds:

This letter responds to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Zhen Ding Resources Inc. (the “Company”) dated April 21, 2015.

For your convenience, we have included the Staff’s comment in italics before the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.  Any defined terms used but not defined in this letter shall have the meanings ascribed to them in the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”).

General

Staff Comment 1:

We note your response to prior comment 1 and revised disclosure stating that you are not an offshore SPV, “as we currently control our Chinese operating entity through a joint venture arrangement which is permitted under Chinese regulations regarding foreign ownership.” You disclose that Zhen Ding Resources Inc. and Zhen Ding CA are holding companies controlled by PRC residents and that Zhen Ding JV is 70% controlled by Zhen Ding CA (a California corporation) and 30% controlled by Xinzhou Gold. Please tell us in greater detail why you believe that the company is not considered an offshore special purpose vehicle under PRC laws and regulations and why you are not required to obtain PRC approvals and registrations in connection with the CSRC, SAFE, and SAIC for your joint venture arrangement under PRC regulations regarding foreign ownership.

Response:

The Company, in consultation with its PRC legal advisor, has determined that it is not required to obtain PRC approvals and registrations in connection with the CSRC, SAFE, and SAIC for its joint venture arrangement under PRC regulations regarding foreign ownership, and that the Company is not an offshore special purpose vehicle under PRC regulations.

This is the case because the Zhen Ding JV was established as a joint venture enterprise in 2005 with the approval of the relevant PRC government agencies, with 70% of the joint venture owned by Zhen Ding CA, a California entity with foreign ownership, and 30% of the joint venture owned by Xinzhou Gold, a domestic PRC company.  In connection with the formation of Zhen Ding JV, Zhen Ding CA did not acquire any existing PRC domestic company or equity or assets, but rather established a new joint venture entity with foreign and domestic partners with funds contributed by Zhen Ding CA (70%) and Xinzhou Gold (30%).  Zhen Ding CA did not acquire an interest in Xinzhou Gold, but rather established a new joint venture company with Xinzhou Gold as the other partner.  Hence there was no acquisition of a PRC domestic company or assets that would implicate the relevant rules on foreign ownership.

The primary PRC source of law governing the use of “offshore special purpose vehicles” in connection with foreign ownership of PRC domestic companies is the “M&A Rules”, which came into effect in 2006 and were amended in 2009.  The M&A Rules include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.  However, CSRC approval is not required in the context of the Company’s current offering covered by the Registration Statement because when the Company acquired Zhen Ding CA, it acquired the previously established foreign ownership in a government approved joint venture and not an interest in a PRC domestic company.  Accordingly, the Company is not an “offshore special purpose vehicle” and the relevant PRC agencies are not concerned with a change of ownership in a foreign owned joint venture partner.

The Company’s PRC legal advisor made inquiries with official representatives of each of the CSRC, SAFE, and SAIC and those official representatives all confirmed that there was no requirement for the Company to obtain the approval of or register with such agency.

For the foregoing reasons, the Company is not required to obtain PRC approvals and registrations in connection with the CSRC, SAFE, and SAIC for its joint venture arrangement under PRC regulations regarding foreign ownership.

We trust that you will find the foregoing responsive to the comment of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer at the Chiang Law Office, company counsel, at (415) 255-2450.

Sincerely,

/s/ Wen Mei Tu
Wen Mei Tu
Chief Executive Officer

CC:	Chiang Law Office, P.C.